EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year Ended December 31,						Six Months Ended June 30,
	2000	2001	2002	2003	2004 Actual	2004 Proforma (1)	2005 Actual	2005 Proforma (1)
Fixed Charges:
Interest expense on indebtedness	$14,773	$42,730	$49,069	$45,716	$46,207	$52,644	$21,097	$24,315
Interest expense on portion of rent expense
representative of interest	350	478	427	442	558	558	341	341

Total Fixed Charges	$15,123	$43,208	$49,496	$46,158	$46,765	$53,202	$21,438	$24,656

Earnings:
Income before provision for income taxes and
minority interest	$150,727	$296,635	$170,380	$141,634	$216,568	$210,131	$106,896	$103,678

Fixed charges	15,123	43,208	49,496	46,158	46,765	53,202	21,438	24,656

Total earnings	$165,850	$339,843	$219,876	$187,792	$263,333	$263,333	$128,334	$128,334

Ratio of earnings to fixed charges	11.0x	7.9x	4.4x	4.1x	5.6x	4.9x	6.0x	5.2x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2004, and the six months ended June 30, 2005, have been adjusted on a proforma basis assuming the $350.0 million of 1.5% Notes we issued on May 9, 2005, were outstanding since January 1, 2004.